FOR IMMEDIATE RELEASE

For additional information please contact:
Investor Relations
Adrian de los Santos
IR@axtel.com.mx

San Pedro Garza Garcia, Mexico, April 30, 2008 - Axtel, S.A.B. de C.V. (“AXTEL”), a leading Mexican fixed-line integrated telecommunications company, announced today its unaudited first quarter results ended March 31, 2008(1).

Highlights:
❖	AXTEL’s share buy-back program for up to Ps. 440 million was approved at the Company’s Annual Shareholder’s meeting.

❖
In February 2008, AXTELCPO became part of the IPC Index formed by the 35 most active stocks of the Mexican Stock Exchange. The increased liquidity of our stock continued in the first quarter, reaching the 17th position within the most active stocks in the Mexican Stock Exchange. (8)

❖
During the first quarter, AXTEL was certified as a Socially Responsible Company, an award given by the Mexican Center for Philanthropy (CEMEFI). This distinction acknowledges performance in areas such as environmental protection, corporate ethics, community support and quality of life inside the Company.

Revenues from operations
Revenues from operations totaled Ps. 2,847.4 million in the first quarter of year 2008 from Ps. 3,005.5 million for the same period in 2007, a decrease of Ps. 158.1 million, or -5%.
Revenues from operations totaled Ps. 12,032.5 million in the twelve-month period ended March 31, 2008, compared to Ps. 8,274.9 million in the same period in 2007, an increase of Ps. 3,757.6 million, or 45%.

Sources of Revenues

Local services. Local service revenues contributed with 45% of total revenues during the first quarter, compared with 43% in the first quarter of 2007, totaling Ps. 1,291.2 million for the three-month period ending on March 31, 2008, representing a 1% increase compared to the same quarter in 2007. During the quarter, monthly rents and cellular revenues increased 6% and 1%, respectively, offset by reduced measured service revenues as a result of seasonality (Easter Week holiday during year 2007 occurred in the second quarter). For the twelve-month period ended March 31, 2008, revenues from local services totaled Ps. 5,349.1 million, an annual increase of Ps. 739.1 million, or 16%, from Ps. 4,610.1 million recorded in the same period in 2007. Monthly rents, measured service and value-added services revenues represented 63% of local revenues during the twelve-month period ended March 31, 2008.

Long distance services. Long distance service revenues totaled Ps. 332.0 million in the quarter ending March 31, 2008, compared to Ps. 402.7 million in the same quarter in 2007. During this period, our long-distance revenues per minute increased 9%, partially compensating the reduction in traffic volume resulting in a 18% reduction in revenues quarter-over-quarter. For the twelve month period ended March 31, 2008, long distance services grew to Ps. 1,461.5 million from Ps. 872.9 million registered in the same period in 2007, an increase of Ps. 588.6 million or 67%.

Data & Network. Revenues from data and network revenues amounted to Ps. 618.9 million for the three-month period ended March 31, 2008, compared to Ps. 619.5 million in the same period in 2007, a marginal decrease of Ps. 0.6 million. Dedicated Internet and VPNs represented 89% of data & network revenues during the quarter. For the twelve month period ended March 31, 2008, data and network services revenues totaled Ps. 2,513.2 million from Ps. 1,018.0 million registered in the same period in 2007, an increase of Ps. 1,495.2 million.

International traffic. In the first quarter of 2008, International traffic revenues declined Ps. 54.4 million or 19% versus same quarter of previous year. Reduced tariffs explain this variation. For the twelve month period ended March 31, 2008, international traffic revenues totaled Ps. 1,155.8 million from Ps. 727.2 million registered in the same period in 2007, an increase of Ps. 428.6 million or 59%.

Other services. Revenue from other services represented 13% or Ps. 366.6 million of total revenues in the first quarter of 2008, compared to Ps. 411.5 million registered in the same period in 2007. The decline is mainly explained by less activation fees caused by the seasonality as well as reduced equipment sales compared with the same quarter of 2007. For the twelve month period ended March 31, 2008, other services revenues totaled Ps. 1,552.9 million from Ps. 1,046.7 million registered in the same period in 2007, an increase of Ps. 506.2 million.

Consumption

Local Calls. Local calls totaled 593.7 million in the three-month period ended March 31, 2008, a decrease of 6.5 million, or -1%, from 600.1 million recorded in the same period in 2007. The seasonality effect explain this marginal reduction. For the twelve month period ended March 31, 2008, local calls increased to 2,459.5 million from 2,116.9 million registered in the same period in 2007, an increase of 342.6 million calls or 16%.

Cellular (“Calling Party Pays”). Minutes of use of calls completed to a cellular line amounted to 298.1 million in the three-month period ended March 31, 2008, compared to 252.0 million in the same period in 2007, an 18% improvement equivalent to 46.1 million minutes. For the twelve month period ended March 31, 2008, cellular minutes grew 286.8 million, or 33%, from 858.0 million registered in the twelve-month period ended March 31, 2007, to 1,144.8 million in the same period in 2008.

Long distance. Outgoing long distance minutes amounted to 411.1 million for the three-month period ended March 31, 2008 from 542.6 million in the same period in 2007, a 131.5 million minutes reduction. The reduction in the quarter reflects our strategy of canceling high-volume zero-margin traffic combined with the effect of less business days in the first quarter of 2008 compared to the same period in 2007. Domestic long distance minutes represented 95% of total traffic during the quarter. For the twelve month period ended March 31, 2008, outgoing long distance minutes amounted

1,778.5 million, compared to 1,114.6 million registered in the same period in 2007, an increase of 663.9 million of minutes, or 60%.

Operating Data

Lines in Service. As of March 31, 2008, lines in service totaled 965.4 thousand, an increase of 150.1 thousand from the same date in 2007.  During the first quarter of 2008, net additional lines totaled 33.1 thousand. As of March 31, 2008, residential lines represented 67% of total lines in service.

Line equivalents (E0 equivalents). We offer from 64 kilobytes per second (“kbps”) up to 100 megabytes per second (“Mbps”) dedicated data links in all of our existing cities. We account for data links by converting them to E0 equivalents in order to standardize our comparisons versus the industry. As of March 31, 2008, line equivalents totaled 441.7 thousand, an increase of 21.9 thousand from the same date in 2007.

Internet subscribers. As of March 31, 2008, Internet subscribers totaled 111.2 thousand, an increase of 4%, from 107.2 thousand recorded on the same date in 2007. Broadband subscribers represented 73% or 81.1 thousand subs. We continue to upgrade customers from dial-up service to broadband access solutions.

Cost of Revenues and Operating Expenses

Cost of Revenues. For the three-month period ended March 31, 2008, the cost of revenues declined Ps. 143.1 million, compared with the same period of year 2007, primarily due to Ps. 119.2 million and Ps. 15.2 million decreases in long distance and fixed-to-mobile interconnection costs, respectively. For the twelve month period ended March 31, 2008, the cost of revenues reached Ps. 4,361.7 million, an increase of Ps. 1,554.8 million in comparison with the same period in year 2007.

Gross Profit. Gross profit is defined as revenues minus cost of revenues. For the first quarter of 2008, the gross profit accounted for Ps. 1,865.4 million, a marginal decrease of Ps. 15.1 million or -1%, compared with the same period in year 2007. The gross profit margin increased from 62.6% to 65.5% year-over-year is mostly due to improved long distance and cellular margins. For the twelve month period ended March 31, 2008, our gross profit totaled Ps. 7,670.8 million, compared to Ps. 5,468.0 million recorded in the same period of year 2007, a gain of Ps. 2,202.8 million or 40%.

Operating expenses. For the first quarter of year 2008, operating expenses totaled Ps. 911.9 million compared to Ps. 945.8 million for the same period in year 2007. Despite the incremental expenses associated to our 2007 geographic expansion and to our 18% line growth achieved quarter on quarter, operating expenses declined 4% reflecting the synergies achieved from the successful integration of Avantel. For the twelve month period ended March 31, 2008, operating expenses totaled Ps. 3,567.5 million, coming from Ps. 2,731.6 million in the same period in 2007, an increase of Ps. 835.8 million. Personnel represented 49% of total operating expenses during the twelve month period ended March 31, 2008 versus 46% in the year-earlier period.

Adjusted EBITDA. The Adjusted EBITDA totaled Ps. 953.6 million for the three-month period ended March 31, 2008, compared to Ps. 934.7 million for the same period in 2007, an increase of 2%. As a percentage of total revenues, adjusted EBITDA represented 33.5% in the first quarter of 2008 versus 31.1% in the year-earlier quarter. For the twelve-month period ended March 31, 2008, adjusted EBITDA amounted to Ps. 4,103.4 million, compared to Ps. 2,736.3 million in the same period in year 2007, a positive variation of Ps. 1,367.0 million, or 50%.

Depreciation and Amortization(9). Depreciation and amortization totaled Ps. 701.9 million in the three-month period ended March 31, 2008 compared to Ps. 719.3 million for the same period in year 2007, a decrease of Ps. 17.4 million or -2%, due to estimated values applied on some tangible and intangibles assets of Avantel during the first quarter of 2007. Depreciation and amortization for the twelve-month period ended March 31, 2008 reached Ps. 2,673.3 million, from Ps. 1,912.2 million in the same period in year 2007, an increase of Ps. 761.1 million, or 40%.
Operating Income (loss). Operating income totaled Ps. 251.7 million in the three-month period ended March 31, 2008 compared to an operating income of Ps. 215.4 million registered in the same period in year 2007, an increase of Ps. 36.3 million or 17%. For the twelve month period ended March 31, 2008 our operating income reached Ps. 1,430.1 million when compared to the result registered in the same period of year 2007 of Ps. 824.2 million, Ps. 605.9 million or 74% above.

Comprehensive financial result. The comprehensive financial loss was Ps. 109.8 million for the three-month period ended March 31, 2008, compared to a loss of Ps. 233.4 million for the same period in 2007. A net interest expense decrease of Ps. 20.5 million due to reduced indebtedness and a foreign-exchange gain of Ps. 88.4 million compared to a loss of 114.3 million in the year-earlier quarter due to the appreciation of the peso, explain the majority of the CFR decrease. For the twelve-month period ended March 31, 2008, the reduced loss is mainly explained by a larger net interest expense offset by a foreign-exchange gain and a Ps. 121.4 million larger monetary position gain.

Debt. The Ps. 765.7 million reduction of debt versus year-earlier date is mostly explained by the amortization of principal under diverse lease obligations, the prepayment of short-term loans and a more favorable exchange rate on March 31, 2008 compared to the same date in 2007.
Capital Investments. Continuing with our planned growth strategy for 2008 and preparing the ground for the new cities’ launches in the upcoming months, we invested Ps. 813.1 million in network and infrastructure during the first quarter of 2008, compared to Ps. 528.9 million in the year-earlier quarter. The majority of our capital investments are devoted to access or last-mile assets.

About AXTEL
AXTEL is a Mexican telecommunications company that provides local and long distance telephony, broadband Internet, data and built-to-suit communications solutions in 27 cities and long distance connectivity to business and residential customers in over 200 cities. AXTEL provides telecommunications services using a suite of technologies including FWA, WiMAX, copper, fiber optic, point to multipoint radios and traditional point to point microwave access, among others.

AXTELCPO trades on the Mexican Stock Exchange and is part of the IPC Index. AXTEL’s American Depositary Shares are eligible for trading in The PORTAL Market, a subsidiary of the NASDAQ Stock Market, Inc.

Visit AXTEL’s Investor Relations Center on www.axtel.com.mx

Other important information
1)
Figures in this release are presented based on Mexican financial reporting standards (FRS). According to Mexican FRS, the restatement of financial reports into constant pesos was suspended as of December 31, 2007, the last date in which inflationary accounting for the financial reports was applied. For comparative purposes, all financial reports of prior periods are presented in constant pesos as of December 31, 2007. Financial information of year 2008 is presented in current pesos. The consolidation of Avantel figures started in the month of December 2006.

2)	Revenues are derived from:

i.
Local services. We generate revenue by enabling our customers to originate and receive an unlimited number of calls within a defined local service area.  Customers are charged a flat monthly fee for basic service, a per call fee for local calls (“measured service”), a per minute usage fee for calls completed on a cellular line (“calling party pays,” or CPP calls) and value added services.

ii.	Long distance services. We generate revenues by providing long distance services (domestic and international) for our customers’ completed calls.

iii.	Data & network. We generate revenues by providing data, Internet access and network services, like virtual private networks and private lines.

iv.	International traffic. We generate revenues terminating international traffic from foreign carriers.

v.
Other services. Include among others, activation fees, customer premises equipment (‘‘CPE’’) sales and revenues generated from integrated telecommunications services provided to corporate customers, financial institutions and government entities.

3)
Cost of revenues include expenses related to the termination of our customers’ cellular and long distance calls in other carriers’ networks, as well as expenses related to billing, payment processing, operator services and our leasing of private circuit links.

4)
Operating expenses include costs incurred in connection with general and administrative matters which incorporate compensation and benefits, the costs of leasing land related to our operations and costs associated with sales and marketing and the maintenance of our network.

5)
Adjusted EBITDA is defined as net income plus interest, taxes, depreciation and amortization, and further adjusted for unusual or non-recurring items. For additional detail on the Adjusted EBITDA Reconciliation, go to AXTEL’s web site at www.axtel.com.mx

6)
Earnings per CPO are calculated dividing the net income by the average number of Series A and Series B shares outstanding during the period divided by seven. The number of outstanding Series A and Series B shares was 96,636,627 and 8,672,716,596, respectively, as of March 31, 2008.

7)	Net Debt to Adjusted EBITDA: The quarterly figure comes from dividing the net debt at the end of the period by the annualized run-rate Adjusted EBITDA.

8)	Information provided by the Mexican Stock Exchange.

9)	Depreciation and amortization includes depreciation of all communications network and equipment and amortization of pre-operating expenses and cost of spectrum licenses, among others.

FINANCIAL TABLES NEXT

Axtel, S.A.B. de C.V. and Subsidiaries
Unaudited Consolidated Balance Sheet
March 31, 2008 and 2007
(Thousand pesos of constant purchasing power as of December 31, 2007, except for March 2008 which is expressed in nominal pesos)

ASSETS	Mar-08	Mar-07
Current assets:

Cash and equivalents	1,259,261	1,270,357
Accounts receivable	1,813,852	1,707,961
Refundable taxes and other accounts receivable	132,830	404,051
Prepaid Expenses	40,583	82,235
Inventories	177,731	119,794
Financial Instruments	-	30,563
Total current assets	3,424,257	3,614,961

Non current assets

Property, plant and equipment, net	13,875,438	13,981,645
Long-term accounts receivable	17,482	20,350
Telephone concession rights	700,822	803,526
Intangible Assets	397,614	699,277
Deferred income tax	898,063	606,773
Deferred employee's profit sharing	13,843	27,495
Investment in shares of associated company	15,573	13,985
Other assets	313,645	290,297

Total non current assets	16,232,480	16,443,348

TOTAL ASSETS	19,656,737	20,058,309

LIABILITIES
Current liabilities

Account payable & Accrued expenses	1,728,501	1,896,073
Accrued Interest	99,921	109,717
Short-term debt	-	255,304
Current portion of long-term debt	195,191	163,497
Taxes payable	117,094	32,868
Financial Instruments	142,445	-
Deferred Revenue	522,944	501,581
Other accounts payable	389,336	462,234
Total current liabilities	3,195,432	3,421,274

Long-term debt

Long-term debt	7,395,989	7,928,237
Severance, seniority premiums and other post-retirement benefits	57,602	74,994
Deferred revenue	168,255	323,111
Other long-term liabilities	6,581	3,594
Total long-term debt	7,628,427	8,329,936

TOTAL LIABILITIES	10,823,859	11,751,210

STOCKHOLDERS EQUITY
Capital stock	8,870,062	8,870,062
Additional paid-in capital	741,671	741,671
Accumulated losses	(729,015)	(1,455,328)
Cumulative deferred income tax effect	-	132,169
Change in the fair value of derivative instruments	(49,840)	18,525
TOTAL STOCKHOLDERS EQUITY	8,832,878	8,307,099

TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	19,656,737	20,058,309

Axtel, S.A.B. de C.V. And Subsidiaries
Unaudited Consolidated Income Statement
Periods ended March 31, 2008 and 2007
(Thousand pesos of constant purchasing power as of December 31, 2007, except for March 2008 which is expressed in nominal pesos)

		First Quarter ended March 31				LTM ended March 31
		2008	2007	Δ %		2008	2007	Δ %

Total Revenues	Ps.$	2,847,366	3,005,494	-5.3%	Ps.$	12,032,481	8,274,861	45.4%

Operating cost and expenses
Cost of sales and services		(981,939)	(1,125,002)	-12.7%		(4,361,650)	(2,806,871)	55.4%
Selling and administrative expenses		(911,867)	(945,820)	-3.6%		(3,567,473)	(2,731,649)	30.6%
Depreciation and amortization		(701,863)	(719,268)	-2.4%		(2,673,282)	(1,912,181)	39.8%

Total Operating Costs and Expenses		(2,595,669)	(2,790,090)	-7.0%		(10,602,405)	(7,450,701)	42.3%

Operating income (loss)		251,697	215,404	16.8%		1,430,076	824,160	73.5%

Comprehensive financing result:
Interest income (expense), net		(193,380)	(213,830)	-9.6%		(770,157)	(449,189)	71.5%
Foreign exchange gain (loss), net		88,359	(114,283)	N/A		203,614	(64,388)	N/A
Change in the fair value of derivative instruments		(4,819)	23,836	N/A		(8,713)	1,860	N/A
Monetary position gain		-	70,925	N/A		197,872	76,450	158.8%

Comprehensive financing result, net		(109,840)	(233,352)	-52.9%		(377,384)	(435,267)	-13.3%

Employee's profit sharing		(2,274)	-	N/A		(8,363)	(1,571)	432.3%
Deferred employees' profit sharing		(336)	-	N/A		(13,931)	4,699	N/A
Other income (expenses), net		(6,447)	(2,187)	194.8%		(4,696)	(35,964)	-86.9%
Other income (expenses), net		(9,057)	(2,187)	314.1%		(26,990)	(32,836)	-17.8%

Special item		-	-	N/A		-	-	N/A

Income (loss) before income taxes, and
equity in results of associated company		132,800	(20,135)	N/A		1,025,702	356,057	188.1%

Income Tax		(4,830)	-	N/A		(103,649)	(4,894)	2017.9%
Deferred income tax		(40,318)	5,555	N/A		(330,255)	(118,898)	177.8%

Total income tax and employees' profit sharing		(45,148)	5,555	N/A		(433,904)	(123,792)	250.5%

Equity in results of an associate company		324	(142)	N/A		1,896	1,510	25.6%

Net Income (Loss)	Ps.$	87,976	(14,722)	N/A	Ps.$	593,694	233,775	154.0%

Mexican GAAP Adjusted EBITDA Reconciliation
(Thousand pesos of constant purchasing power as of December 31, 2007, except for March 2008 which is expressed in nominal pesos)

		First Quarter ended March 31				LTM ended March 31
				Effect				Effect
		2008	2007			2008	2007

Net Income (Loss)	Ps.$	87,976	(14,722)	N/A	Ps.$	593,694	233,775	154%

Depreciation and Amortization		701,863	719,268	-2%		2,673,282	1,912,181	40%

Interest Expense, Net		193,380	213,830	-10%		770,157	449,189	71%

Income Tax and Employee Profit Sharing
(Benefit) Expense		45,148	(5,555)	N/A		433,904	123,792	251%

EBITDA		1,028,367	912,821	13%		4,471,037	2,718,937	64%

Foreing Exchange (Gain) Loss, Net		(88,359)	114,283	N/A		(203,614)	64,388	N/A

Change in the fair value of derivative instruments		4,819	(23,836)	N/A		8,713	(1,860)	N/A

Monetary position		-	(70,925)	N/A		(197,872)	(76,450)	-159%

Other (income) expense, Net		9,057	2,187	314%		26,990	32,836	-18%

Equity in results of an associate company		(324)	142	N/A		(1,896)	(1,510)	-26%

Adjusted EBITDA	Ps.$	953,560	934,672	2%	Ps.$	4,103,358	2,736,341	50%